SimpleFund

Replaces Traditional Fundraising Activities Using Ad Revenue To Fund Non-Profit's

$5 Billion Dollar Market

Mobile Fundraising Anyone Can Use

SimpleFund uses Ad Revenue to fund Non-Profit Groups, that users feel passionate about









User Acquisition and Lead Gen Experts







Jon Carmen

Co-Founder and CEO
*Product
*Demand Generation

Mike Kelly

Co-Founder
*Marketing
*Demand Generation

John Edholm

Co-Founder
*Business Development
*Demand Generation

3 founders have worked together for over 15 years and each have 15-20 years of experience in Ad Tech

The Fundraising Problem

Unwanted Products, Not Convenient, Costly, Fundraiser Fatigue…


No more
Donation
Requests
Please.


fatigue
donation
expensive
not well liked
unwanted products
unhealthy products
not convenient
rely on guilt

Using Our Phones To Raise Money

SimpleFund lets you raise money for any non-profit by doing things you do every day on your phone

Read Articles



Play Games


ANGRY BIRDS

Mobile Shopping


SHOPPING CART


Home
Your Non-Profit
American National Red Cross
Select An Option Below
Read
Watch
Explore
Donate
Answer
Shop
Special Offers
Bonus Rewards
62315
Total amount of points earned
$57.733
Amount Raised
Refer your friends and earn 2000 points.

Watch Videos


YouTube

Take a Survey


On-line survey
Excellent
Good
Average
Poor

In Store Rewards


WELCOME
WELCOME TO
LORD & TAYLOR

Visit Retailers = Raise Money

Raise money just by walking into Walmart, Target and 300 other national chains
Each opened push notification raises $.07 for users selected organization



9:55 AM | Tue, September 5
Uconnect
AUDIO
SimpleFund 9:54 AM
Welcome to Walmart Supercenter!
Open To Raise $.07!
NPR News 9:13 AM
President Trump suggested in a morning tweet he intends to e..
Cloud 8/29/17
Your Verizon Cloud is full
Your last backup could not be completed because it exceeded..
64° Buffalo, NY
up to date
BLOCK NOTIFICATIONS
CLEAR ALL
Skype
Give2 Charity
Donate
Play Games
Contacts
Chrome
Apps
Verizon Wireless

Walmart Supercenter
SF
Del Monte
Real Fruit
REAL
JUICE
Really Good
One Whole Serving of Fruit
No High Fructose Corn Syrup
No Artificial Flavors or Artificial Sweeteners
Diced Peaches
ADD TO LIST
© 2017 Del Monte Foods, Inc. All Rights Reserved.

= $.07

Target End User Audience



Individuals with an affinity towards specific large non-profits

Groups with specific annual fundraising goals that need to be met

$5+ Billion Addressable Market

   

   

 **Youth Sports Teams, Schools, Amateur Sports, High School Sports, PTO/PTA Groups and Greek Philanthropy combined raise over $5 Billion Dollars a year selling candy bars, popcorn and car washes!**

60/40 Rev Share Average


SimpleFund
60%
$
$
Non-Profits
40%
CUSTOMERS
Outbrain
Tapjoy
LinkShare
inmarket
Home
Your Non-Profit
American National Red Cross
Select An Option Below
Read
Watch
Explore
Donate
Answer
Shop
Special Offers
Bonus Rewards
62315
Total amount of points earned
$57.733
Amount Raised
Refer your friends and earn 2000 points.
CUSTOMERS
Fyber
tap RESEARCH
PeerFly
Button
Individual Users
Group Users

How It Works

1: User Clicks Read   **2: Clicks Article To Read**   **3: Raises Money**







Over $50,000 Raised So Far!

Make It Happen



In-App Marketing



Partnerships



Digital and Social



Straight Sales

Competitive Landscape

Low Effort - High Reward

FlipGive

Shoparoo

swagbucks

eScrip

SimpleFund

- **Low Effort**
- **Easy To Use**
- **Instant Gratification**
- **More Ways To Raise Money**
- **Wider Audience**

Delayed Gratification

Instant Gratification

amazon.com Smile





High Effort - Low Reward

SimpleFund So Far…



May 2016

Formed NY LLC
$37.5K Invested By Founders

Nov. 2016

MVP App Launch

20,000 Installs First 30 Days

Dec 2016

More Development

Evaluate Data, Add, Fix, Change Functionality based on data from launch

Nov 2017

$50K Convertible Note from Launch NY

September 2018

Growing User-base

80,000 Installs
Adding 1000 new users a week

SimpleFund

Replaces Traditional Fundraising Activities Using Ad Revenue To Fund Non-Profit's

$5+ Billion Dollar Market

Jon Carmen
jon@getsimplefund.com
716-912-2124